EXHIBIT 99.1

Student Transportation Inc. Kicks Off Its Annual Employee Appreciation Week

Leading Student Transportation Provider Celebrates its Dedicated Employees

WALL, N.J., April 23, 2018 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI) (TSX:STB) (NASDAQ:STB), an industry leader in school bus transportation, safety and fleet services, kicks off its annual Employee Appreciation Week today celebrating its more than 15,000 employees during the week of April 23-27.

"Naturally, we celebrate and recognize our employees throughout the year, but Employee Appreciation Week is a special time to focus on these wonderful people who make up our STI Family," stated Denis Gallagher, Chairman and CEO of STI. "Their talent level and care and compassion on the job and in the communities they serve are unparalleled. I am very appreciative of all that our dedicated employees do to be the best in the business and make our company the safest and most reliable student transportation provider in North America."

Employee Appreciation Week events will take place at STI’s more than 170 locations throughout the U.S. and Canada. Activities include celebratory breakfasts and luncheons, prize raffles, team building games, service awards, and other special recognition events. School district officials and other members of the local communities are invited to participate in many of the festivities, which also include guest speakers and exhibits from local highway patrol, police officers and other EMS members.

To learn more about Student Transportation Inc. and its family of companies, please visit www.RideSTBus.com and to stay updated on the Employee Appreciation Week celebrations, please follow along at www.facebook.com/RideSTBus and www.twitter.com/RideSTBus.

About Student Transportation Inc.
Founded in 1997, Student Transportation Inc. (STI) is an industry leader in school bus transportation, safety and fleet services. STI operates more than 13,500 vehicles, providing customers with the highest level of safe and reliable student transportation, management, logistics and technology solutions throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

Forward-Looking Statements
Certain statements in this news release are “forward-looking statements” within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI’s revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI’s growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans” or “continue” or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

Company contact:
Doug Coupe
Director of Communications & Investor Relations
843.884.2720
dcoupe@ridesta.com